Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NOTICE TO STOCKHOLDERS Payment of Earnings—Monthly Dividend ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that the monthly dividends related to 2022, amounting to R$ 0.015 per share, will be paid in accordance with the schedule below, without withholding income tax: Base date Month of accrual Date of the last Payment trading day at B3 January Dec 30 February 01, 2022 February Jan 31 March 02, 2022 March Feb 25 April 01, 2022 April Mar 31 May 02, 2022 May Apr 29 June 01, 2022 June May 31 July 01, 2022 July Jun 30 August 01, 2022 August Jul 29 September 01, 2022 September Aug 31 October 03, 2022 October Sep 30 November 01, 2022 November Oct 31 December 01, 2022 December Nov 30 January 02, 2023 In accordance with our Stockholder Remuneration Policy (Dividends and Interest on Capital) available on the Investor Relations website, the monthly payment is made as an advance of the amount that will be paid after the determination of the annual Balance Sheet. São Paulo (SP), December 6, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence